SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

04036189

RECEIVED
AUG 10 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 185

August 9, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

dlw 8/12

United States Sec Filing
August 9, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Grants Stock Options. – dated July 6, 2004.
2. Sultan Minerals, Cream Minerals and ValGold Resources Expand their Manitoba Nickel Property– dated July 13, 2004.
3. Sultan Commences 2004 Exploration Program – dated July 14, 2004.
4. Sultan Minerals Retains Investor Relations Services – dated July 26, 2004.
5. Sultan Minerals Receives Exchange Approval for Trout Claim Options – dated July 27, 2004.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 6, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS GRANTS STOCK OPTIONS

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") has granted incentive stock options to directors, officers, employees and consultants, exercisable for an aggregate 3,045,000 common shares over a five-year period expiring July 6, 2009, at a price of $0.15 per share, being the closing price of the Sultan's shares on the TSX Venture Exchange on July 5, 2004. The options were issued in accordance with the Company's stock option plan approved by shareholders on June 19, 2003.

Arthur G. Troup, P. Eng., Geol.
President & CEO

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

July 13, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS, CREAM MINERALS AND VALGOLD RESOURCES EXPAND THEIR MANITOBA NICKEL PROPERTY

Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, "Regulatory Approval") of the Agreement. In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group. The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture. Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties. If either party's interest drops to or below 10%, such party (the "Converted Party"), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds. The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

For further information on the Company's projects, visit the Company's website at www.sultanminerals.com

Arthur G. Troup, P.Eng., Geol.
President & CEO

For further information please contact:
Tel: (604) 687-4622 Fax: (604 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

July 14, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN COMMENCES 2004 EXPLORATION PROGRAM

KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that the 2004 exploration program on its Kena Gold Property, in the Kootenay District of British Columbia has now commenced. The program is under the supervision of Ms. Linda Dandy, P.Geol of P&L Geological Consultants. Ms. Dandy is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

The initial phase of this work program will consist of a detailed structural mapping study through the Gold Mountain, Kena Gold and South Gold Zones, which occur along a 7 kilometre strike length. The program will involve identifying, categorizing and sampling structural features in order to determine the predominant orientations of gold concentrating features.

The work program will follow up recommendations made in the Company's initial resource calculation for the Kena and Gold Mountain zones released on July 7th. The study showed a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold.

Structural geology mapping by Dr. Trigger Hoy in late 2003, as well as computer modeling during the recent resource study show bimodal gold mineralization with higher grade gold intercepts occurring along certain cross structures. The high-grade gold intervals have an important positive impact on the overall grade of the surrounding lower grade porphyry style mineralization.

The results of the mapping program will be utilized in planning drill hole layout in the recommended Phase 2 diamond drill program. The structural studies completed to date suggest there is excellent potential to increase the grade and substantially expand the resource by focusing future drilling on areas having these high-grade cross structures.

CORIPAMPA SILVER & GOLD PROPERTIES, PERU:

The company is also planning a mapping and sampling program for its Coripampa 1 & 2 Silver and Gold properties in Peru. The two showings are located midway between the Pico Machay gold property of Absolut Resources Corp and the Liam gold property of Southwestern Resources Corp. The Coripampa properties represent two new low sulfidation epithermal silver-gold discoveries located in an established precious metal camp where workings date to pre-Columbian times.

The Coripampa 1 showing entails a 1.0 kilometre long zone of altered and silicified rhyolite with significant enrichment in silver, gold, lead and zinc. Several outcrop samples carry greater than 1.0 oz/ton silver. The highest assay gave 171.4 g/t (5.0 oz/t) silver. At the Coripampa 2 showing alteration and silicification occur over a 1.5 by 1.0 kilometre rhyolitic dome complex. Within the alteration zone gold and silver values show significant enrichment with peak values of 12.05 g/t gold and 20.7 g/t silver. Assays were verified by the Company's consulting geologist, Mr. H. Meixner, P.Geol. Mr. Meixner is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

The mapping and sampling program is planned to commence August 1st and will better define the two targets for future drill testing.

The Coripampa Properties Location Map is attached, or to view a colour version of the map please visit our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 26, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RETAINS INVESTOR RELATIONS SERVICES

Sultan Minerals Inc. (SUL: TSX Venture Exchange) ("Sultan") announces that, subject to regulatory approval, it has entered into an agreement to retain the services of Arbutus Enterprises Ltd. ("Arbutus") to provide investor relations and market consulting services for Sultan.

Arbutus is a private company whose principal, Mr. T. J. Malcolm Powell, will be providing the investor relations and market consulting services to Sultan under the agreement. Arbutus maintains its offices in Vancouver and works closely with financial analysts, advisors and investors in Canada.

Arbutus will consult with and advise Sultan with respect to: financial matters that are relevant to Sultan's financial strength and standing (the rating of its securities, market price of its securities, etc.); communications with underwriters, broker/dealers, shareholders, potential investors, financial analysts and financial analyst reporting services; financial public relations and the dissemination of information pursuant to the requirements of provincial regulatory authorities; develop appropriate sample broker presentations, corporate mailing pieces, brochures, shareholder communications, research reports and other collateral material; and to consult with, assist and advise Sultan in developing appropriate due diligence material to satisfy the in-house and regulatory requirements of broker/dealers.

Subject to regulatory acceptance, Arbutus will receive a fee of CDN$2,000 (plus GST) per month starting July 2004. The term of the contract is month-to-month and may be terminated by either party at any time upon the delivery of 30 days written notice. Payment of Arbutus's fees will be paid from Sultan's working capital.

Sultan also announces that it has retained corporate development consulting services from Mr. Robin M. Merrifield, International Consultant, on a month-to-month basis, for an initial fee of $3,000 (plus GST) per month commencing upon receipt of TSX Venture Exchange approval. Either party may terminate the contract at any time with 30-days written notice. Sultan will pay for Mr. Merrifield's services from its current working capital.

Mr. Merrifield, a chartered accountant, has held senior financial positions with, and provided consulting services to, major mining corporations for the last 25 years in Southern Africa, Central Asia and North America. Mr. Merrifield will consult with and advise Sultan on various corporate development and investor relations matters including the distribution of news and information about Sultan.

Arthur G. Troup, P. Eng., Geol.
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 27, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RECEIVES EXCHANGE APPROVAL FOR TROUT CLAIM OPTION

Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have received TSX Venture Exchange acceptance of their joint agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group"), encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, "Regulatory Approval") of the Agreement. In addition, the Optionees must incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Cla im Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor will enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group. The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture. Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties. If either party's interest drops to or below 10%, such party (the "Converted Party"), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds. The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis. The Trout Claim Group lies entirely within the "area of interest" clause of the BHP Billiton option agreement noted below.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance. The initial shares issued under the Agreement will have a four-month hold period expiring November 22, 2004.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

For further information on Sultan Minerals Inc., and its project, visit **www.sultanminerals.com**

Arthur G. Troup, P. Eng., Geol.
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release